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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Thermage, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
88343R 10 1
(CUSIP Number)
Martin P. Sutter
Essex Woodlands Health Ventures Fund V, L.P.
10001 Woodloch Forest Drive, Suite 175
The Woodlands, Texas 77380
(281) 364-1555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13G-1(b)

     ☑ Rule 13G-1(c)

     ☐ Rule 13G-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	88343R 10 1	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Essex Woodlands Health Ventures Fund V, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,675,221

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,675,221

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,675,221

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	88343R 10 1	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Essex Woodlands Health Ventures V, L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,675,221

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,675,221

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,675,221

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	88343R 10 1	Page	4	of	11

1	NAMES OF REPORTING PERSONS: James L. Currie

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,675,221

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,675,221

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,675,221

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	88343R 10 1	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Martin P. Sutter

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,675,221

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,675,221

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,675,221

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	88343R 10 1	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Immanuel Thangaraj

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,675,221

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,675,221

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,675,221

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	88343R 10 1	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Mark L. Pacala

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,675,221

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

1,675,221

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,675,221

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

7.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

ORIGINAL REPORT ON SCHEDULE 13G
Item 1.
     (a) Name of Issuer: Thermage, Inc.
     (b) Address of Issuer’s Principal Executive Offices:
     25881 Industrial Boulevard
     Hayward, California 94545
Item 2.
     (a) Name of Person Filing: This Schedule 13G is being filed jointly by Essex Woodlands Health Ventures Fund V, L.P. (the “Partnership”), Essex Woodlands Health Ventures V, L.L.C., the general partner of the Partnership (the “General Partner”), James L. Currie, an individual, Martin P. Sutter, an individual, Immanuel Thangaraj, an individual and Mark L. Pacala, an individual (each a “Manager”, collectively, the “Managers”, and together with the Partnership and the General Partner, the “Reporting Persons”).
     (b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.
     (c) Citizenship: (i) Essex Woodlands Health Ventures Fund V, L.P. is a Delaware limited partnership; (ii) Essex Woodlands Health Ventures V, L.L.C., a Delaware limited liability company; (iii) James L. Currie, Martin P. Sutter, Immanuel Thangaraj and Mark L. Pacala are all individuals who are citizens of the United States.
     (d) Title and Class of Securities: Common Stock, par value $.001 per share
     (e) CUSIP Number: 88343R 10 1
Item 3. If this statement is filed pursuant to §§ 240.13G-1(b) or 240.13G-2(b) or (c), check whether the person filing is a:
     (a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).
     (e) ☐ An investment adviser in accordance with 240.13G 1(b)(1)(ii)(E);
     (f) ☐ An employee benefit plan or endowment fund in accordance with 240.13G 1(b)(1)(ii)(F);
     (g) ☐ A parent holding company or control person in accordance with 240.13G 1(b)(1)(ii)(G);

     (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);
     (j) ☐ Group, in accordance with 240.13G 1(b)(1)(ii)(J).
Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned.
     As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of 1,675,221 shares of Common Stock, owned outright by the Partnership. The Partnership received Common Stock in the Company’s initial public offering through a conversion of Series C Preferred Stock. The Series C Preferred Stock was purchased as part of a private placement on March 11, 2002 and May 23, 2002.
     The General Partner may be deemed to have voting control and investment discretion over securities owned by the Partnership. The Managers may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by the General Partner. The foregoing should not be construed in and of itself as an admission by the General Partner or the Managers as to beneficial ownership of the shares owned by the Partnership.
(b) Percent of Class.
     7.5% of the Common Stock (see Item 4(a) above), which percentage was calculated based on 22,370,450 shares of Common Stock outstanding following the completion of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Commission on November 13, 2006.
(c) Number of shares as to which such person has:
     (i) Sole power to vote or to direct the vote: -0-
     (ii) Shared power to vote or direct the vote: 1,675,221
     (iii) Sole power to dispose or to direct the disposition of: -0-
     (iv) Shared power to dispose or to direct the disposition of: 1,675,221
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
     N/A
Item 8. Identification and Classification of Members of the Group
     N/A
Item 9. Notice of Dissolution of Group
     N/A
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: January 4, 2007

ESSEX WOODLANDS HEALTH VENTURES FUND V, L.P.	INDIVIDUALS:

By: Essex Woodlands Health Ventures VI, L.P.

By: Essex Woodlands Health Ventures VI, L.L.C.	/s/ James L. Currie Name: James L. Currie

/s/ Martin P. Sutter Name: Martin P. Sutter	/s/ Martin P. Sutter Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES V, L.L.C.	/s/ Immanuel Thangaraj
Name: Immanuel Thangaraj

/s/ Martin P. Sutter

Name: Martin P. Sutter	/s/ Mark L. Pacala
Title: Managing Director	Name: Mark L. Pacala

Exhibit Index

Exhibit 1	Joint Filing Agreement